Exhibit 3.3

AMENDMENT NO. 3
TO
AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF
DCP MIDSTREAM GP, LLC

This Amendment No. 3 to the Amended and Restated Limited Liability Company Agreement (this “Amendment”) of DCP Midstream GP, LLC (the “Company”), is hereby adopted, executed and agreed to by DCP Midstream, LLC (formerly Duke Energy Field Services, LLC), as the Sole Member (“Sole Member”) of the Company.

RECITALS

A.
Reference is made to that certain Amended and Restated Limited Liability Company Agreement of DCP Midstream GP, LLC dated as of December 7, 2005 (the “Agreement”), as amended by Amendment No. 1 dated as of January 20, 2009 and by Amendment No. 2 dated as of February 14, 2013 (capitalized terms used but not defined herein shall have the meaning given thereto in the Agreement).

B.	The Sole Member desires to amend and restate Section 6.01(a) of the Agreement.

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.Effective as of the date hereof, the Agreement is hereby amended by deleting Section 6.01(a) in its entirety and replacing it with the following:
“All management powers over the business and affairs of the Company shall be exclusively vested in a Board of Directors (“Board of Directors” or “Board”) and, subject to the direction of the Board of Directors, the Officers. The Officers and Directors shall each constitute a “manager” of the Company within the meaning of the Delaware Act. Except as otherwise specifically provided in this Agreement, no Member, by virtue of having the status of a Member, shall have or attempt to exercise or assert any management power over the business and affairs of the Company or shall have or attempt to exercise or assert actual or apparent authority to enter into contracts on behalf of, or to otherwise bind, the Company. Except as otherwise specifically provided in this Agreement or resolutions of the Board of Directors, the authority and functions of the Board of Directors on the one hand and of the Officers on the other shall be identical to the authority and functions of the board of directors and officers, respectively, of a corporation organized under the Delaware General Corporation Law; provided, however, that the Board of Directors may, at its discretion, delegate to the Officers any management power, authority or function vested in the Board of Directors, regardless of whether the board of directors of a corporation organized under the Delaware General Corporation Law could delegate such power, authority or function to the officers of such a corporation. Except as otherwise specifically provided in this Agreement or resolutions of the Board of Directors, the business and affairs of the Company shall be managed under the direction of the Board of Directors, and the day-to-day activities of the Company shall be conducted on the Company’s behalf by the Officers, who shall be agents of the Company.”
2.    Except as modified herein, the Agreement remains in full force and effect.
IN WITNESS WHEREOF, the Sole Member has executed this Amendment No. 3 as of November 6, 2013.

DCP MIDSTREAM, LLC

By:	/s/ Brent L. Backes
Name:	Brent L. Backes
Title:	Group Vice President, General Counsel and Corporate Secretary